Thomas M. Jones
Attorney at Law

5405 Alton Parkway, Suite 5A-483                                                Phone:  (949) 975-1199
Irvine, CA 92604                                                                            Fax:      (949) 559-0250

December 15, 2001

SECURITIES & EXCHANGE COMMISSION
OFFICE OF SMALL BUSINESS REVIEW
450 Fifth Street, N.W.
Washington, D.C. 20549	REQUEST FOR WITHDRAWAL OF
REGISTRATION STATEMENT
TAG RW

RE:  MY PERSONAL SALON, INC
        TYPE OF FILING: SB-2
        FILE # 333-72762

My Personal Salon, Inc., hereby applies for consent to withdraw its SB-2 Registration Statement on file with the Securities and Exchange Commission. Such application is based upon recent discussions with Ms. Grace Lee of your office.

Registrant certifies that there has been no sale of any of the registered securities and none of those securities will be sold until the effective date of the Registration Statement.

Thank you for your consideration.

Very truly yours,

/s/    Thomas M. Jones
THOMAS M JONES